      UNITED STATES OF AMERICA
                Before the
     SECURITIES AND EXCHANGE COMMISSION

     In the Matter of

NATIONAL FUEL GAS COMPANY	TWENTIETH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION	CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION	PURSUANT TO
SENECA RESOURCES CORPORATION	RULE 24
HIGHLAND FOREST RESOURCES, INC. (F/K/A HIGHLAND LAND & MINERALS, INC.)
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC. (F/K/A NIAGARA ENERGY TRADING INC.)
HORIZON POWER, INC. (F/K/A NFR POWER, INC.)
HORIZON ENERGY DEVELOPMENT B.V.

File No. 70-9153
(Public Utility Holding Company Act of 1935)

     THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries: National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Highland Forest Resources, Inc., formerly known as Highland Land & Minerals, Inc., ("Highland") on its own behalf and as successor by merger to Utility Constructors, Inc. ("UCI"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), Upstate Energy Inc., formerly known as Niagara Energy Trading Inc., ("Upstate"), Horizon Power, Inc. formerly known as NFR Power, Inc. ("Power") and Horizon Energy Development B.V. ("Horizon B.V.") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration") in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto, as amended.

1. EXTERNAL FINANCING BY NATIONAL

BORROWING BY NATIONAL

a. Short-term Debt

      National borrowed funds by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended December 31, 2002 ("Quarter") as summarized below:

At Beginning of Quarter	At End of Quarter	Maximum Level of Such Short-term Debt	Minimum Level Of Such Short-term Debt
$42,900,000	$46,700,000	$46,700,000	$42,900,000

b. Long-term securities

(1) Long-Term Debt Securities; Preferred Stock

     There were no transactions regarding the principal amount of any outstanding long-term debt securities during the Quarter. National has no preferred stock outstanding.

(2) Stock Issuance Plans

     During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

Name Of Plan	Number of Shares Issued	Number of Shares Exchanged as Consideration For Share Issuances
Direct Stock Purchase and Dividend Reinvestment Plan	97,489	N/A
Tax Deferred Savings Plans [401(k)]	97,413	N/A
Retainer Policy for Outside Directors	2,160	N/A
1997 Award & Option Plan	-0-	-0-
1993 Award & Option Plan	-0-	-0-
1984 Stock Plan	-0-	-0-
1983 Incentive Stock Option Plan	2,500	-0-
Total Number of Shares Issued/Exchanged	199,562	-0-

Net New Shares	199,562

Aggregate gross consideration received upon issuance of 199,562 shares: $3,873,348.85.

     Effective November 1, 1999, National combined its former Customer Stock Purchase, and Dividend Reinvestment and Stock Purchase Plans into a new plan known as the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan. The purpose of is to promote the long-term ownership of National’s common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

     The purpose of National’s two Tax-Deferred Savings Plans is to encourage certain employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National’s common stock among certain employees, to provide an attractive employee benefit, and to keep National's employee benefit program competitive with programs offered by other corporations.

     The purpose of National’s Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National's common stock by outside directors.

     National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

     During the Quarter, the Compensation Committee of the Board of Directors of National did not award any stock appreciation rights, stock options or shares of restricted stock.

(3) Compliance With Parameters Concerning Long-Term Securities

      During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-K) did not fall below 30% of National’s consolidated capitalization.

c. Hedging Transactions

     During the Quarter, National did not enter into any hedges or other derivative transactions as contemplated by the Application-Declaration either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d. Other Securities

     During the Quarter, National did not issue other types of securities ("Other Securities").

2. MONEY POOL

     During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

     a.      National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The proceeds thereof which were not needed for National’s own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

Commercial Paper Outstanding

At Beginning of Quarter	At End of Quarter	Maximum Amount Outstanding During Quarter	Minimum Amount Outstanding During Quarter
$174,100,000	$119,800,000	$195,900,000	$102,400,000

      b.      National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof which were not needed for National’s own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

National’s External Bank/Financial Institution Borrowings Outstanding (Money Pool)

At Beginning of Quarter	At End of Quarter	Maximum Amount Outstanding During Quarter	Minimum Amount Outstanding During Quarter
$37,000,000	$99,700,000	$113,400,000	$30,100,000

     c.      The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $244,100,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $372,900,000.

      d.      The following table lists cash balances that National and certain Subsidiaries (i.e., Subsidiaries with surplus funds) loaned to other Subsidiaries that borrowed through the Money Pool during the Quarter:

Cash Balances Loaned Through the Money Pool

	At Beginning of Quarter	At End of Quarter	Maximum	Minimum
National	$36,100,000	$38,200,000	$39,200,000	$34,400,000
Distribution	0	0	0	0
Supply	0	0	0	0
Seneca	44,300,000	66,600,000	67,100,000	41,100,000
Highland	0	0	0	0
Leidy	800,000	800,000	800,000	800,000
Data-Track	600,000	600,000	600,000	600,000
NFR	37,000,000	27,000,000	44,500,000	23,200,000
Horizon Energy	200,000	1,300,000	1,500,000	100,000
SIP	0	0	0	0
NIM	0	0	0	0
Upstate	0	300,000	300,000	0
Power	0	0	0	0

     e.      The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise. In addition, neither Horizon Energy nor Power borrow from the Money Pool.

Borrowings from the Money Pool

	At Beginning of Quarter	At End of Quarter	Maximum Borrowed	Minimum Borrowed
Distribution	$80,500,000	$108,600,000	$121,600,000	68,700,000
Supply	12,400,000	13,900,000	27,100,000	8,900,000
Seneca	168,200,000	169,400,000	173,100,000	162,800,000
Highland	48,500,000	48,200,000	49,600,000	46,600,000
Leidy	0	0	0	0
Data-Track	0	0	0	0
NFR	0	0	0	0
SIP	14,100,000	14,200,000	14,200,000	14,100,000
NIM	0	0	0	0
Upstate	6,400,000	0	7,300,000	0

3. USE OF PROCEEDS

     National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4. EXTERNAL FINANCING BY DISTRIBUTION

      During the Quarter, Distribution did not engage in external financing.

5. FINANCING ENTITIES

     During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6. GUARANTEES BY NATIONAL

     During the Quarter, National made guarantees on behalf of its Subsidiaries in the aggregate amount of $174,800,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $687,660,000.

     All guarantees relate to gas transportation, purchases or sales, or other credit support agreements relating to the Subsidiaries' existing businesses.

7. ACQUISITIONS OF EWGS, FUCOS AND RULE 58 COMPANIES

     During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as exempt wholesale generators (EWGs) (except for Power’s ongoing development activities in accordance with its EWG status) or foreign utility companies (FUCOs), and neither National or any of its Subsidiaries made any investments in energy-related companies and gas-related companies under Rule 58, other than loans reported herein or on National’s Form U-6B-2 or Form U-9C-3 for the Quarter.

     The aggregate investment of National and its Subsidiaries in EWGs and FUCOs does not exceed the limits set forth in the Commission's Rule 53.

SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Twentieth Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By: /s/ P. C. Ackerman
P. C. Ackerman
Chairman, President & CEO

NATIONAL FUEL GAS DISTRIBUTION CORPORATION

By: /s/ D. F. Smith
D. F. Smith
President

SENECA RESOURCES CORPORATION

By: /s/ J. A. Beck
J. A. Beck
President

NATIONAL FUEL GAS SUPPLY CORPORATION

By: /s/ D. J. Seeley
D. J. Seeley
President

NATIONAL FUEL RESOURCES, INC.

By: /s/ D. L. DeCarolis
D. L. DeCarolis
Vice President and Secretary

HORIZON ENERGY DEVELOPMENT, INC.

By: /s/ P. C. Ackerman
P. C. Ackerman
President

HIGHLAND FOREST RESOURCES, INC.

By: /s/ D. J. Seeley
D. J. Seeley
President

DATA-TRACK ACCOUNT SERVICES, INC.

By: /s/ D. F. Smith
D. F. Smith
President

LEIDY HUB, INC.

By: /s/ W. E. DeForest
W. E. DeForest
President

SENECA INDEPENDENCE PIPELINE COMPANY

By: /s/ W. E. DeForest
W. E. DeForest
President, Secretary & Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

UPSTATE ENERGY INC.

By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

HORIZON POWER, INC.

By: /s/ B. H. Hale
B. H. Hale
President

HORIZON ENERGY DEVELOPMENT B.V.

By: /s/ B. H. Hale
B. H. Hale
Managing Director

Dated: February 26, 2003